micon INTERNATIONAL LIMITED | mineral industry consultants

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CONSENT OF AUTHOR

To: Board of Directors,
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2008 for the year ended December 31, 2007, of the description of the reports titled "Estimation of Resources, Kisladag Project, Turkey" dated "October 1999", addendum to October 1999 Report titled "Estimation of Resources, Kisladag Project" dated "May 15, 2000" and "Update of Resources, Kisladag Project, Usak, Turkey" dated "(October 2000 and amended November 2000 and January 2001)" and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral resource estimates and other information pertaining to the "Kisladag" project and to the use of my name in this annual report as a named expert.

Dated as of this 31 day of March 2008.

PROFESSIONAL PROVINCE OF G. H. GIROUX BRITISH COLUMBIA ENGINEER

G.H. Giroux, P.Eng. MASc.
Senior Associate Micon International